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                                                  OMB APPROVAL
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                      Rawlings Sporting Goods Company, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    754459105
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                                 (CUSIP Number)

                                 Daniel Gilbert
                              20555 Victor Parkway
                             Livonia, Michigan 48152
                                 (734) 805-7575
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 3, 2002
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                               Page 1 of 10 pages

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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).................................Daniel Gilbert

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2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)....................................................................................................|_|
         (b)....................................................................................................|_|

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3.       SEC Use Only..............................................................................................

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4.       Source of Funds (See Instructions)......................................................................PF

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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)....................|_|

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6.       Citizenship or Place of Organization..............................................United States of America

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                           7.       Sole Voting Power.....................................................1,208,600

Number of                  ----------------------------------------------------------------------------------------
Shares Bene-               8.       Shared Voting Power...........................................................0
ficially
Owned by Each              ----------------------------------------------------------------------------------------
Reporting                  9.       Sole Dispositive Power................................................1,208,600
Person With:
                           ----------------------------------------------------------------------------------------
                           10.      Shared Dispositive Power......................................................0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person.....................................1,208,600

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)...................|_|

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13.      Percent of Class Represented by Amount in Row (11)...................................................14.9%

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14.      Type of Reporting Person (See Instructions).............................................................IN

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                               Page 2 of 10 pages

ITEM 1. SECURITY AND ISSUER.


         The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 per share ("Common Stock"), of Rawlings Sporting Goods Company, Inc., a Delaware corporation ("Rawlings"). The address of Rawlings's principal executive offices is 1859 Bowles Avenue, Fenton, Missouri 63026.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by Daniel Gilbert, who is referred to in this Schedule as the "Reporting Person". The Reporting Person's present principal occupation or employment is private investor. The Reporting Person's business address is 20555 Victor Parkway, Livonia, Michigan 48152.

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person acquired beneficial ownership of his Common Stock through a brokerage account at UBS PaineWebber Inc. and a brokerage account at Goldman, Sachs & Co. (the "Brokerage Accounts") which contain his personal funds. The Brokerage Accounts are each subject to a client agreement between the Reporting Person and the brokerage firm. From time to time, each brokerage firm may extend margin credit to the Reporting Person under the terms of the applicable brokerage account. No margin loans have been made to acquire the Common Stock reported in this schedule as beneficially owned by the Reporting Person. The Reporting Person used approximately $5,670,527 of his personal funds to acquire the Common Stock reported in this schedule as beneficially owned by him.

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Person acquired the Common Stock beneficially owned by him for investment purposes, because he believes that the trading prices of the Common Stock in the public market do not adequately reflect the potential value of Rawlings's underlying business and assets. As a substantial shareholder of Rawlings, the Reporting Person expects and intends to explore and be receptive to opportunities to enhance the value of the Common Stock beneficially owned by the Reporting Person.

         On March 14, 2002, the Reporting Person met with the Chief Executive Officer and some of the directors of Rawlings to discuss a potential, substantial direct investment by the Reporting


                              Pages 3 of 10 pages

Person in newly-issued common stock of Rawlings and the potential appointment of the Reporting Person or his designees as one or more of the directors and officers of Rawlings. Rawlings' June 27, 2002 press release, however, states that "In response to concerns voiced by some shareholders regarding a suggestion in recent 13-D filings by one investor that Rawlings should sell additional securities to that investor, Mr. O'Hara noted that Rawlings does not plan any issuance of new shares at this time. He stated that Rawlings' Board of Directors is committed to building shareholder value and would only issue additional shares if it is part of a strategic plan designed to increase value for all shareholders."

         As a result, on July 30, 2002, the Reporting Person submitted a proposal to Rawlings for inclusion in Rawlings' proxy statement and proxy relating to the Company's 2003 Annual Meeting of Stockholders. The proposal would amend Section 2.03 of Article II of Rawlings' By-Laws to provide that special meetings of Rawlings' stockholders must be called if requested by beneficial owners of not less than 15% of the outstanding Rawlings voting shares. The Reporting Person made this proposal because he believes that Rawlings' Certificate of Incorporation and By-Laws in large measure eliminate the rights of stockholders who could otherwise take valid corporate actions to improve management accountability and thereby improve corporate performance and increase stockholder value.

         As a result of these various provisions (staggered Board, inability of stockholders to call stockholder meetings, super-majority provisions for stockholder approval on matters not approved by the Board and other similar provisions), Rawlings' stockholders have limited ability to influence the conduct of Rawlings' business other than by means of a slow and expensive proxy contest to elect different directors than those proposed by management (generally those already in office). Further, by virtue of the existing staggered Board it would take at least two annual election cycles for any real changes to be effected by stockholders.

         The Reporting Person believes that management has shown no willingness to be responsive to increasing stockholder frustration with the direction taken by Rawlings' management. In fact, it took stockholder action at two annual meetings to cause management to eliminate Rawlings' poison pill. Notwithstanding the clear signal sent to management by this action on the part of the stockholders, on November 27, 2002, Rawlings announced that it had adopted a new poison pill, and the Reporting Person believes Rawlings continues to drift.

         For these reasons, the Reporting Person is proposing this change to Rawlings' By-Laws so that the Reporting Person and any others who feel the same way, will be able to put before stockholders proposals which will be designed to direct or recommend to management steps that should be taken to increase shareholder value.

         Rawlings also announced on November 27, 2002 that its Board of Directors is evaluating an "expression of interest" from a strategic party for the potential acquisition of Rawlings, that the expression of interest contemplates a stock-for-stock transaction at a premium to Rawlings' current share price, and that the expression of interest is preliminary and non-binding and is subject to a number of conditions, including completion of due diligence, negotiation and execution of a definitive agreement, board and shareholder approval and regulatory approval. The announcement also states that the Board of Directors, with the assistance of its financial



                               Page 4 of 10 pages
advisor, George K. Baum & Company, and its legal counsel, is evaluating the possibility of pursuing a transaction with this potential acquirer as well as other strategic alternatives to increase shareholder value.

         On December 3, 2002, the Reporting Person sent a letter (a copy of which is attached to this Schedule as Exhibit 99.3) to the Chief Executive Officer of Rawlings, with a copy to Rawlings' directors, offering to acquire all of the outstanding common stock of Rawlings for a price per share of $8 in cash. The offer represents a premium of 39% over the average closing price of Rawlings' stock for the 20 trading days ended November 26, 2002 (the day before Rawlings' November 27, 2002 announcement), and a premium of 29% over the closing price or Rawlings' stock on November 26, 2002. The Reporting Person believes this all cash proposal presents Rawlings shareholders with an attractive alternative to a stock-for-stock transaction which unnecessarily exposes stockholders to market and stock price risk in a difficult stock market environment.

         As with the expression of interest Rawlings is evaluating, the Reporting Person's proposal is subject to the negotiation and execution of a definitive agreement and the opportunity to conduct an appropriate due diligence review. The proposal is also subject to the Company's removal of its newly-adopted poison pill. Depending on the results of his due diligence review, the Reporting Person may be prepared to increase his offer. The Reporting Person is also willing to execute a confidentiality agreement with respect to information disclosed by Rawlings in connection with his due diligence review. The Reporting Person has retained Allen & Company LLC and Cadwalader, Wickersham & Taft as his financial and legal advisors. Subject to the above conditions, the Reporting Person is willing to structure the transaction in the form of a tender offer so that stockholders will receive their cash consideration much earlier that would be the case in a stock-for-stock merger transaction.

         Subject to market conditions and other factors that the Reporting Person may deem material to his investment decisions, the Reporting Person may, from time to time, acquire additional shares of Common Stock, or rights to purchase shares of Common Stock in the open market, by tender offer, in privately negotiated transactions or otherwise, depending upon the price and availability of such shares or rights. The Reporting Person intends to review on a continuing basis various factors relating to his investment in Rawlings, including Rawlings's business and prospects, the price and availability of Rawlings's securities, subsequent developments affecting Rawlings, other investment and business opportunities available to the Reporting Person, his general investment and trading policies, market conditions or other factors. Based on these factors, the Reporting Person may determine to dispose of some of all of his Common Stock, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Stock by Rawlings), gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Stock by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The Reporting Person reserves the right not to acquire Common Stock or not to dispose of all or part of such Common Stock if he determines such acquisition or disposal is not in his best interests at that time.



                               Page 5 of 10 pages

         Other than as described above, the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition by him of securities of Rawlings, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Rawlings or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of Rawlings or any of its subsidiaries,
(d) any change in the present Board of Directors or management of Rawlings, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in Rawlings's present capitalization or dividend policy, (f) any other material change in Rawlings's business or corporate structure, (g) any changes in Rawlings's Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of Rawlings by any person, (h) causing a class of securities of Rawlings to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of Rawlings's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The number and percentage of shares of Common Stock beneficially owned by the Reporting Person as of December 3, 2002 are as follows:

                                              Number                            Percent*
                                              ------                            --------
         Daniel Gilbert                      1,208,600   **                        14.9%

*Based on the 8,088,656 shares of Common Stock reported as outstanding as of October 31, 2002 in Rawlings's Annual Report on Form 10-K for the fiscal year ended August 31, 2002.

**Includes 1,206,600 shares held in the Brokerage Account at UBS PaineWebber Inc. by the Reporting Person and 2,000 shares held in the Brokerage Account at Goldman, Sachs & Co. by the Reporting Person.

         (b) The Reporting Person has sole voting and investment power over the 1,208,600 shares of Common Stock reported above as beneficially owned by him.

         (c) The Reporting Person effected the following purchases of shares of Common Stock in open market transactions since August 19, 2002 (the date the Reporting Person filed Amendment No. 6 to his Schedule 13D with respect to his ownership of shares of Common Stock):

                                                                                                        Purchase (P)
       Name                     Transaction Date               Shares           Price Per Share*         or Sale (S)
       ----                     ----------------               ------           ----------------         -----------
Reporting Person                    08/22/02                       500               $5.1797                  P
Reporting Person                    08/22/02                     1,500               $5.18                    P
Reporting Person                    08/23/02                    24,000               $5.3869                  P

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*Including commissions.



                               Page 6 of 10 pages

         (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Form of UBS PaineWebber Inc. Client Agreement, incorporated by reference to Exhibit 99.1 to the Reporting Person's Schedule 13D with respect to the Common Stock, filed on February 1, 2002.

         99.2 Form of Goldman, Sachs & Co. Individual Account Agreement, incorporated by reference to Exhibit 99.2 to Amendment No. 4 to the Reporting Person's Schedule 13D with respect to the Common Stock, filed on July 22, 2002.

         99.3 Letter, dated December 3, 2002, from the Reporting Person to Stephen M. O'Hara, Chairman of the Board and Chief Executive Officer of Rawlings.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 3, 2002                     /s/ DANIEL GILBERT
                                             -----------------------------------
                                             Daniel Gilbert






















                               Page 7 of 10 pages

                                  EXHIBIT INDEX

Exhibit Number and Description

99.1 Form of UBS PaineWebber Inc. Client Agreement, incorporated by reference to Exhibit 99.1 to the Reporting Person's Schedule 13D with respect to the Common Stock, filed on February 1, 2002.

99.2 Form of Goldman, Sachs & Co. Individual Account Agreement, incorporated by reference to Exhibit 99.2 to Amendment No. 4 to the Reporting Person's Schedule 13D with respect to the Common Stock, filed on July 22, 2002.

99.3 Letter, dated December 3, 2002, from the Reporting Person to Stephen M. O'Hara, Chairman of the Board and Chief Executive Officer of Rawlings.













                               Page 8 of 10 pages